

July 29, 2014

Via E-mail
Mr. David Silvious
Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

> **Re:** **Astec Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-11595**

Dear Mr. Silvious:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Inventory Valuation, page A-17

1. We see that inventory represents a significant amount of your assets at December 31, 2013. Please explain to us the nature of your inventory. In addition, considering the materiality of your inventory, future filings should discuss the specific "estimates, assumptions and judgments" you use to determine if any reductions in inventory to net realizable value are required.

<u>Management's Report on Internal Control over Financial Reporting, page A-23</u>

2. Please tell us how you considered the restatement that was recorded during fiscal year 2013 in concluding that your internal control over financial reporting was effective at December 31, 2013. In this regard, we see that you identified the errors in the third quarter ended September 30, 2013 and there were no changes in your internal controls over financial reporting disclosed for the third or fourth quarter of your fiscal year.

<u>Consolidated Financial Statements</u>

3. We note the disclosure in Note 2 about the restatement related to the elimination of intercompany profits on interdivisional sales that impacted periods going back to 2009.   Please tell us why you do not label your financial statements as "restated." Please refer to FASB ASC 250-10-50-7 and 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Senior Accountant (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief